UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 17, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Sequenom, Inc.

File No. 0-29101 - CF#31376

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Sequenom, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 1, 2014.

Based on representations by Sequenom, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 2.1	through August 1, 2017
Exhibit 10.1	through August 1, 2017
Exhibit 10.2	through August 1, 2017
Exhibit 10.3	through August 1, 2017
Exhibit 10.5	through August 1, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary